UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

TAGLIKEME CORP.
formerly known as Morgan Creek Energy Corp.
(Name of Issuer)

Common stock, $0.001 par value per share
(Title of Class of Securities)

87378P105
(CUSIP Number)

WESTROCK LAND CORP.
14001 Dallas Parkway, Suite 1200, Dallas, Texas 75240
972-934-6502
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Westrock Land Corp. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐ Not applicable
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 100,000 Shares
	8	SHARED VOTING POWER: 870,000 Shares*
	9	SOLE DISPOSITIVE POWER: 100,000 Shares
	10	SHARED DISPOSITIVE POWER: 870,000 Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 970,000 Shares.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): Not applicable.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.84%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO
________
* Of the 970,000 shares, 870,000 shares of common stock of the Issuer are held of record by Gary Powers, who is the sole officer, director and shareholder of the Reporting Person.

This statement on Schedule 13D is filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, the (“1934 Act”).  Westrock Land Corp. is referred to herein as the “Reporting Person”.

Item 1.     Security and Issuer

The class of equity securities to which this statement relates is common stock, at a par value of $0.001 per share (collectively, the “Shares”), of TagLikeMe Corp., formerly known as Morgan Creek Energy Corp., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 5050 Quorum Drive, Suite 700, Dallas, Texas 75254.

Item 2.     Identity and Background

(a)     Name:

This statement is filed by Westrock Land Corp.

(b)     Residence or business address:

The business address of the Reporting Person is 14001 Dallas Parkway, Suite 1200, Dallas, Texas 75240

(c)     Present principal occupation and employment

Oil and gas company.

(d)     Criminal proceedings:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)     Civil proceedings:

The Reporting Person has not been, during the last five years, a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Citizenship:

Not applicable.

Item 3.     Source and Amount of Funds or Other Consideration

See Item 4 below. Not applicable as the Reporting Person disposed of shares of common stock of the Issuer pursuant to the sale to unrelated third party purchasers in a private transaction. Certain of the previous transactions reported on the Schedule 13D were not consummated as certain conditions subsequent did not occur.

Item 4.     Purpose of Transaction

On June 15, 2012, the Reporting Person entered into those certain sale and purchase agreements with two separate investors (the “Investors”), pursuant to which the Reporting Person sold an aggregate of 4,100,000 shares of common stock of the Issuer, respectively, to two separate unrelated third parties at a per share purchase price of approximately $0.009 and $0.02 per share, respectively. Therefore, as of the date of this Schedule 13D, the Reporting Person directly holds of record 100,000 shares of common stock of the Issuer.

Subject to all relevant securities law provisions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties.

Except as otherwise disclosed herein, the Reporting Person does not have any current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)
any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer

(a)
As of June 15, 2012, the Reporting Person is the beneficial owner of 970,000 shares of common stock of the Issuer, of which 870,000 shares are held of record by Gary Powers, the sole director, officer and shareholder of the Reporting Person, representing 1.84% of the Issuer’s issued and outstanding shares.

(b)
As of June 15, 2012, the Reporting Person has the power to vote and direct the disposition of 970,000 shares, of which 970,000 shares represents the power of Gary Powers to vote and direct the disposition.

(c)
Except as noted herein and as previously disclosed on the amended Schedule 13D filed with the Securities and Exchange Commission on June 1, 2012, the Reporting Person has not effected any other transactions in the Issuer’s securities, including common stock of the Issuer, within 60 days preceding the date hereof.

(d)	Not applicable.

(e)	The Reporting Person is the beneficial owner of less than 5% of the Issuer’s common shares as of June 15, 2012.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as disclosed above, the Reporting Person does not have any other contracts, arrangements, understandings or relationships with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.  Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.     Material to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTROCK LAND CORP.

Dated: June 19, 2012	By:	/s/ Gary Powers
President